06004791

EDSTATES
XCHANGE COMMISSION
ton, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELish & ELish, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 E. Pike St.
(No. and Street)

BEST AVAILABLE COPY

Canonsburg, Pa 15317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter M. ELish 724-745-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brethauer, Edward A III
(Name – *if individual, state last, first, middle name*)

4055 Monroeville Blvd, Monroeville Pa 15146
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M. Elish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish & Elish, Inc, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Dawn L. Curry, Notary Public
Canonsburg Boro, Washington County
My Commission Expires Sept. 8, 2008
Member, Pennsylvania Association Of Notaries

Peter M Elish
Signature

President
Title

Dawn Curry
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (See Footnote III)
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. See Footnote V
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward A. Brethauer III
CERTIFIED • PUBLIC • ACCOUNTANT

Independent Auditor's Report on Internal Accounting Control Required Under SEC Rule 17a-5

Board of Directors of
Elish and Elish, Inc.
Canonsburg, PA 15317

We have examined the financial statements of Elish and Elish, Inc. for the year ended December 31, 2005, and have issued our report thereon dated February 26, 2006. As a part of our examination, we considered the Company's system of internal accounting control (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including a test of compliance with such practice and procedures) followed by Elish and Elish, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), namely, the making of periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserves required by rule 15c-3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practice and procedures referred to above, error or fraud may nevertheless occur and not be detected.

CORPORATE ONE OFFICE PARK • SUITE 426
4055 MONROEVILLE BLVD. MONROEVILLE, PA 15146 • (412) 856-8828

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Edward A. Brethauer III, CPA
Edward A. Brethauer III, CPA

Edward A. Brethauer, III, CPA
Monroeville, Pennsylvania 15146
February 26, 2006

Edward A. Brethauer III
CERTIFIED • PUBLIC • ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Elish and Elish, Inc.
Canonsburg, PA 15317

We have audited the accompanying Statement of Financial Condition of Elish and Elish, Inc. (an S-Corporation operating as a fully disclosed broker-dealer) as of December 31, 2005, and the related Statements of Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Elish and Elish, Inc. as of December 31, 2005, and the Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information and calculations performed in Footnotes III and V have been presented as a part of our financial report in consideration of the Section 15c3-1 Net Capital Requirement of the Pennsylvania Securities Commission. This rule has specified as of December 31, 2005 a minimum net capital requirement at any one (1) point in time of five thousand dollars ($5,000.00) for fully disclosed broker-dealers operating through a clearinghouse (after exclusion of certain non-allowable assets). Based upon our calculation, it would appear that the Company was in technical satisfaction of this requirement at the date of these financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edward A. Brethauer, III, CPA
Edward A. Brethauer, III, CPA

Edward A. Brethauer, III, CPA
Monroeville, PA 15146
February 26, 2006

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF FINANCIAL CONDITION
As Of December 31, 2005

<u>ASSETS:</u>	
Cash Accounts:	
Washington Federal Savings: Commissions Account	$ 1,894.99
Washington Federal Savings: Checking Account	2,855.14
RBC Dain Rauscher Clearinghouse Account	780.05
Corporate Investments (Marked to Market Value) (Notes I and II)	35,034.42
Commissions Receivable From Clearinghouse and Miscellaneous Mutual Fund Transactions (Note I)	17,115.10
Office Furniture and Equipment (Note I)	33,013.26
LESS: Accumulated Depreciation of Furniture and Equipment (Note I)	(32,233.56)
Leasehold Improvements (Note I)	6,168.73
LESS: Accumulated Amortization of Leasehold Improvements	(6,168.73)
Organizational Costs (Note I)	2,377.75
LESS: Accumulated Amortization of Organizational Costs	(2,377.75)
<u>TOTAL ASSETS</u>	$ 58,459.40
<u>LIABILITIES AND STOCKHOLDER'S EQUITY:</u>	
<u>LIABILITIES:</u>	
Accounts Payable: Trade and Business Related (Note I)	$ 13,911.83
Accrued Payroll and Capital Stock Tax (Note I)	937.11
Margin Loan From RBC Cleringhouse	769.80
Subordinated Shareholder Loan (Notes I and II)	10,000.00
TOTAL LIABILITIES	25,618.74
<u>STOCKHOLDER'S EQUITY:</u>	
Capital Stock, $1.00 Par Value, 1,000,000 Shares Authorized, 25,000 Issued, 20,000 Outstanding (Note I)	25,000.00
Additional Paid In Capital	60,327.84
Accumulated Adjustments Account	(47,487.18)
LESS: Treasury Stock (Note I)	(5,000.00)
TOTAL STOCKHOLDER'S EQUITY	32,840.66
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,459.40

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF INCOME
AND
CHANGES IN STOCKHOLDER'S EQUITY

For the Twelve (12) Month Period Ending
December 31, 2005

REVENUES:	
Gross Commissions From Invesment Transactions (Note I)	244,369.14
Order Flow Rebate Income	6.00
Other Income (Loss) From Company Invesments	7,216.37
Investment Company Portfolio - Unrealized Gain (Loss) (Note I)	1,302.76
TOTAL REVENUES	**252,894.27**
OPERATING EXPENSES:	
Advertising and Promotional Expenses	1,946.50
Bank Service Charges	17.95
Broker Commissions (Note I)	139,995.16
Business Gifts and Donations	1,749.03
Clearinghouse Fees (Note I)	39,941.00
Continuing Education Expense	45.00
Depreciation Expense: Furniture and Equipment (Note I)	435.35
Dues and Registration Expenses	3,101.15
Insurance Expense: Business and General Liability	876.57
Interest Expense on Margin Loan	131.80
Maintenance and Cleaning of Office and Equipment	1,540.32
Meals and Entertainment Expense	3,975.61
Miscellaneous Expense	158.01
Office Supplies Expense	1,016.09
Payroll and Corporate Stock Tax	2,894.39
Postage and Freight Expense	1,105.56
Printing Expense	159.00
Professional Services	3,070.00
Publications and Subcription Expense	0.43
Rental Expense of Office Space (Note I)	4,800.00
Salary Expense (Note I)	34,794.30
Telephone Expense	3,084.45
Utilities Expense	1,253.86
Vehicle Expense	2,360.51
TOTAL OPERATING EXPENSES	**248,452.04**
Net Revenues Over (Under) Expenses for the Twleve Month Period Ended December 31, 2005	4,442.23
PLUS: Beginning Balance Stockholder's Equity at January 1, 2005	28,398.43
Ending Balance of Stockholder's Equity at 12/31/04	**$ 32,840.66**

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF CASH FLOWS
For the Twelve Month (12) Period Ending
December 31, 2005

<u>**SOURCES OF CASH:**</u>		
<u>Operations:</u>		
Net Revenues Over (Under) Expenses For Calendar Year Reporting Period Ending December 31, 2005	$	4,442.23
<u>ADD BACK:</u> Depreciation of Furniture and Equipment		435.35
Adjusted Net Revenues Over (Under) Expenses Calendar Year Reporting Period Ending 12/31/05		4,877.58
Decrease (Increase) In Commissions Receivable		3,005.00
Decrease (Increase) In Short Term Investments		(1,315.77)
Increase (Decrease) In Accounts Payable - Trade		(2,386.45)
Increase (Decrease) In Corporate Tax Related Accruals		503.35
Increase (decrease) In Margin Loan Debt		769.80
Cash Provided From (Used In) Operations		5,453.51
<u>Financing Activities:</u>		
Cash Provided From (Used In) Financing Activities		-
<u>Investing Activities:</u>		
Purchase of New Computer Equipment		(885.05)
Cash Provided From (Used In) Investing Activities		(885.05)
TOTAL CASH PROVIDED FROM (USED IN) THE TWELVE (12) MONTH PERIOD ENDING DECEMBER 31, 2005		4,568.46
BALANCE OF CASH ACCOUNTS AT JANUARY 1, 2005		961.72
BALANCE OF CASH ACCOUNTS AT DECEMBER 31, 2005	**$**	**5,530.18**

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

For the Twelve (12) Month Period Ending
December 31, 2005

Balance at January 1, 2005	$ 10,000.00
Inc(Dec) In Shareholder Subordinated Loan to Corporation	-
Balance at December 31, 2005	$ 10,000.00

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC.
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
As Of December 31, 2005

No schedule is attached for the above computation, nor for the information relating to the Possession or Control Requirements, for Elish And Elish, Inc. as of December 31, 2005, since the company operates as a fully disclosed broker dealer and has no possession or safeguarding responsibilities for any client securities.

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC.

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2005

I. General Background and Summary of Significant Accounting Principles:

Elish and Elish, Inc. (The "Company") was first incorporated on May 22, 1989 as a domestic Sub-Chapter S Corporation authorized to do business as an investment brokerage under the regulations of the Commonwealth of Pennsylvania.

While the Company was originally owned and closely held by three (3) shareholders (namely, Peter M. Elish, who has always served as the business manager, and his parents, who were simply passive investors), the Company did undergo a re-organization at the beginning of the 1992 calendar year, at which time, Mr. Elish was gifted all the shares originally held by his parents. From that point forward, aside from the receipt of a five thousand dollar ($5,000.00) personal subordinated loan from Mr. Elish's parents in 1996 and an additional ten thousand dollar ($10,000.00) subordinated loan from a relative in 1997, the Company has been operating under the sole leadership of Peter M. Elish, without any further financial or advisory input from outside sources. Moreover, as of December 31, 1999, Mr. Elish had succeeded in paying off his parents' loan and in converting the remaining ten thousand dollars ($10,000.00) into permanent paid in capital invested into the business. While his aunt continued to hold a small percentage of stock as a result of such changes, her stock was eventually repurchased by the company in November of 2000.

Regarding company operations, Elish and Elish, Inc. has, since its inception date, held itself out as a "fully disclosed broker-dealer", performing as much as sixty percent (60%) of its trading activities in the current year (i.e. except for mutual fund investments and insurance annuity products) through the Dain Correspondent Services Clearinghouse operating out of St. Louis, Missouri.

As an introducing broker in this fully disclosed status, the Company has always been required to maintain a minimum level of net capital as an ongoing investment in the company. Although, such level of required capital investment was as high as fifty thousand dollars ($50,000.00) in prior years, the regulations were changed in 1996, thereafter allowing Elish and Elish, Inc. to satisfy its capital requirement with a minimum of only five thousand dollars ($5,000.00).

Additionally, though, the Dain Correspondent Services Clearinghouse, through which Elish and Elish, Inc. runs its transactions, has historically required the Company to maintain a minimum of twenty-five thousand dollars ($25,000.00) in a special clearinghouse account as a form of security against transactions that go bad. As a result of adverse market fluctuations during calendar year 2000 and continuing into 2001, the clearinghouse account actually had fallen to a level under twenty-five thousand dollars ($25,000.00) by December 31, 2000 and was unable to recover on its own so as to fulfill the aforementioned collateral requirement. At first, the clearinghouse had tried to satisfy any deficit by withholding the commissions due to the Company on transactions during a particular month. Although this practice had permitted the Company to still continue its operations through the clearinghouse during 2001, the owner of the Company had eventually decided that he would instead prefer to pledge to the clearinghouse account securities (twenty (20) year zero coupon municipal bonds) in his and his spouse's name, with a market value of eleven thousand seven hundred seventy-eight dollars ($11,778.00) as of the effective date of contribution, December 1, 2001. Further, he had agreed to treat two thousand dollars ($2,000.00) of this amount as a subordinated loan to

Elish and Elish, Inc., which loan could not be paid back to the shareholder-owner and his spouse until December 1, 2002 at the earliest. Since the securities pledged as collateral continued to be in the name of Peter And Jeannette Elish, the only amount that had been reflected as an increase in Company investment assets as of December 31, 2001 was the two thousand dollars ($2,000.00) for which a formal secured demand note agreement had been perfected. The remainder of the security valued pledged as collateral to the clearinghouse had continued to be the property of Peter and Jeannette Elish as individuals, though eventually, by the end of 2002, the initial subordinated loan had been completely paid back, leaving the full value of the bonds at that date still in the name of Peter and Jeannette Elish as individuals, and therefore, not eligible for inclusion in the Company's investment total for net capital computation purposes.

As of the beginning of 2003, however, the owner had begun to reconsider this earlier decision to hold the bonds in individual names, given the existence of various legal expenses which had caused his net capital in the Company to approach the lower limit of five thousand dollars ($5,000.00). As discussed further in Note VIII, it was at this point that the owner had made a decision not only to contribute a total of eleven thousand three hundred twenty-five dollars ($11,325.00) of personal monies to the Company's capital account through direct payment of calendar year 2003 legal expenses and settlement claims, but also, had taken steps so that, by the end part of 2003, as much as ten thousand dollars ($10,000.00) of his municipal bonds being held as collateral by the Clearinghouse had been formally perfected as a subordinated loan to Elish and Elish, Inc, While this loan is still shown as a long-term liability on the Company's Statement of Financial Condition as of December 31, 2005, it is also treated as additional capital for purposes of the net capital computation shown under Footnote III of this report.

It should also be noted that, as of the beginning of 2004, the owner had decided to relinquish his claim for the remaining sixty four hundred dollars ($6,400.00) of monies still owed to him as a result of legal payments on behalf of the corporation from his own personal account, and had instead agreed to classify such amount as an additional increase to the paid in capital account of the corporation.

<u>Method of Accounting Presentation</u>:
The Corporation's books and records are currently maintained for financial statement purposes on an accrual basis of accounting, which serves to recognize income as it is earned (as opposed to when it is received in cash) and expenses as they are incurred (as opposed to when they are actually paid). This normally is accomplished through the creation of both accounts receivable and accounts payable, as shown on the accompanying Statement of Financial Condition. Such accounts in the current year purport to show amounts due from the clearinghouse or mutual fund families on transactions with a trade date before December 31, 2005, and amounts payable on such transactions or on other outside vendor services performed before the end of the calendar year respectively.

Under this general accounting framework, the following other significant accounting principles have been observed in the preparation of the attached financial statements.

<u>Investments</u>:
The Company has continued its practice of holding a certain amount of its earnings in the form of outside investments. As of the end of 2002, the owner had consolidated all remaining

investments into three (3) primary accounts, with the major portion of such accounts being held through Dain Clearinghouse and consisting of a combination of equity mutual funds and zero coupon bonds (see previous discussion concerning owner's contribution in 2001). It should be noted that, as of December 31, 2004, all investment assets had now been transferred into Dain Clearinghouse, with the mix still consisting of various equity mutual funds as well as the zero coupon bonds.

As in prior years, in accordance with SEC requirements necessitating a continual "marking to market" of short term investments held by broker-dealers, the totals of all such accounts (including ten thousand dollars ($10,000.00) of the coupon bonds mentioned previously) have been accumulated and stated at fair market value as of December 31, 2005 on the accompanying Statement of Financial Condition.

Any changes recognized in the market value as a result of this "marking to market" practice have been identified for the year and separately categorized in the Statement of Income under the heading of "Investment Company Portfolio – Unrealized Gains and Losses". The Company showed in 2005 a total unrealized investment gain of one thousand three hundred two dollars and seventy-six cents ($1,302.76).

Furniture, Fixtures, and Equipment:

As of the initial date of incorporation in 1989, the stockholders had contributed office equipment purchased in prior years at a cumulative cost of four thousand four hundred eighty-one dollars ($4,481.00), for which depreciation expense of this entire amount had already been recognized on previous years' tax returns.

While accounting theory still presupposes a basis equivalent to the fair market value of the equipment contributed at the time of incorporation, the difference in this case was judged by management to be immaterial given the age and possible obsolescence of the items; therefore, this furniture and equipment has been shown in all previous years' statements, and continues to be shown on the current year's statements, at a net book value of zero (-0-).

Also, during the 1989 year, certain remodeling and leasehold improvement costs had been incurred by the shareholders in the development of their office space, and these costs had been capitalized under the leasehold improvements category on the corporate Statement of Financial Condition.

Since the date of their incurrence, these costs had been amortized over an expected life of seven (7) years from a beginning date of August 1, 1989. As of August 1, 1996, such initial improvements were completely amortized and therefore no further expense has been shown on the accompanying 2005 calendar year financial statements. Since year end 1989 through the date of this statement, other new equipment had been purchased in the cumulative amount of fifty-two thousand nine hundred ninety-nine dollars ($52,999.00), including several items originally classified as capitalized leases, for which all obligations have been satisfied as of December 31, 2005. As of the end of calendar year 2005, a total of thirty-three thousand thirteen dollars ($33,013.00) of equipment still remained on hand, for which annual depreciation expense has been calculated using either a five (5) or seven (7) year life from the date of initial service, under a method similar to the modified accelerated depreciation system commonly utilized for tax purposes after 1986.

Management has always felt that this method closely approximates the estimated useful life and pattern of obsolescence expected from such equipment, in accordance with generally accepted accounting principles.

While additional expenditures may have been made during the current year for maintenance and repair of the various pieces of equipment and furniture, such costs have been directly deducted on the Statement of Income under the theory that they have not significantly contributed to the life of the equipment involved and should therefore be expensed immediately.

Organizational Costs:

This category reflects the legal costs and federal and state licensing fees incurred in the process of originally incorporating and registering the brokerage business in the state of Pennsylvania. Generally accepted accounting principles specify that such costs (other than ongoing routine fees) should be capitalized in the first year of business and amortized over a period of not less than sixty (60) months from the date of inception of the business. Accordingly, the attached financial statement has reflected accumulated amortization of these costs over a sixty (60) month period beginning with the date of incorporation on May 22, 1989. Since this period ended in calendar year 1994, no further amortization expense has been reflected on the Statement of Income in the current year.

Lease Agreements Entered Into By Elish and Elish, Inc.:

The Company still holds a long-term lease contract for its office space with rent currently due in the amount of four hundred dollars ($400.00) per month. These operating lease expenditures have been classified as a part of rental expense on the accompanying Statement of Income, as is normally required by accounting theory pertaining to pure operating leases. Moreover, even though the lessor of the Company's office space continues to be a partnership of which Mr. Elish is a general partner, management does not feel that the agreement constitutes a related party problem, since the negotiated rental agreement itself is in accord with general fair market rates in effect for that particular area, and appears to have been determined strictly on an "arms length" basis between the lessor and lessee.

Federal and Pennsylvania Income Taxes Payable:

The Company has elected to be taxed under provisions of Sub-Chapter S of both the Internal Revenue Service Code and the Pennsylvania State Tax Regulations. Under such provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its own net income nor is it liable in the current year for Pennsylvania capital stock tax. Rather, the stockholder is held individually liable for the Company's taxable income flowing through to his personal income tax return. As a result, no Federal or Pennsylvania corporate income tax liability or deferral has been presented on the accompanying Statement of Financial Condition.

It should be noted, however, that if tax liability were indeed required to be reflected on the accompanying statements, the use of the cash basis of accounting by the shareholder for income tax purposes (and the resulting adjustment of receivables and payables for tax

calculations) would result in no significant difference in tax this year from the normal accrual tax calculation for the period ended December 31, 2005.

Payroll Liabilities:
As noted in the previous years' annual reports, prior to the first quarter of 1990, no compensation was ever paid to the shareholders for services performed during the developmental stages of the business from May 22, 1989 through the first two (2) months of 1990. However, no liability for back wages has ever been reflected on the audited statements due to the Board of Directors' agreement (prior to the incorporation date) to permanently waive any compensation to its shareholders-employees until the Company began to make at least ten thousand dollars ($10,000.00 of gross income in any one (1) month, which amount was judged to be a sufficient base for maintaining the Company operations while paying its active registered agents. Therefore, there was never any intent by the Board of Directors to establish a retroactive wage for past services, and consequently, no accrual for such past liability has ever been deemed necessary.

Similarly, in view of the intent of this agreement, no further liability has ever been recorded for any difference between what Mr. Elish accepted as payments for services in various past years or in the current year and what he might have expected to receive in the open market for the performance of similar services. Management's intent has never been to guarantee Mr. Elish a specified wage each year, and therefore, it has not been deemed necessary to reflect an accrual for any additional payroll due at December 31, 2005.

Use of Estimates in Financial Statement Preparation:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from such estimates.

II. Clearinghouse Agreement with Elish and Elish, Inc.:

As indicated previously, Elish and Elish, Inc. has elected at this time to be considered as a fully disclosed broker dealer operating primarily through a clearinghouse for its transactions, which, in turn, permits it to pass a large portion of its record-keeping responsibilities along to such clearinghouse and to simply receive a net commission on all sponsored deals.

Per the current clearinghouse agreement, however, Elish and Elish, Inc. is also required to maintain a continuous minimum balance in its clearinghouse account of twenty-five thousand dollars ($25,000.00) to both cover current transaction costs and to protect the clearinghouse from possible future liability. As previously mentioned in Footnote I, the Company experienced for the first time a slight shortfall in meeting such an obligation as of December 31, 2000 (and continuing on into 2001), but, as of the date of this report, as a result of a contribution into the account by the shareholder-owner and his wife, on December 1, 2001, of securities in their names, the Company has again been able to exceed the minimum balance required by the clearinghouse in order to continue business operations. Moreover, as the result of the final issuance by December 31, 2003 of a subordinated note payable to the shareholder-owner covering a total of ten thousand dollars ($10,000.00) of such bonds held by the Clearinghouse, the Company has had no problem satisfying once again its net capital requirements (as shown in Footnote III) as of December 31, 2005.

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2005

III. Net Capital Requirement Under Section 15c3-1:

Under the current Regulation Section 15c3-1, a fully disclosed broker-dealer is required to constantly maintain a minimum of five thousand dollars ($5,000.00) net capital after reduction for certain non-allowable assets. The calculation of the Company's net capital at December 31, 2005 is as follows:

Total Net Worth at 12/31/05	$ 32,840.66
Plus: Formalized Subordinated Loan From Shareholder-Owner	10,000.00
Less: Unallowable Assets:	
Furniture and Equipment	(779.70)
Investments Other Than Muni Bonds (assuming 15% haircut) plus unsecured debt fees)	(3,955.16)
Investments In Bonds	(600.00)
Total Allowable Net Capital at 12/31/05	$ 37,505.80

Regarding the Company's aggregate indebtedness ratio (total indebtedness compared to the Company's net capital) at the date of the financial statements, the calculation is well under the eight to one (8:1) ratio limitation as set by Section 15c3-1 of the Pennsylvania Securities Commission Regulations. The actual ratio this year is closer to two to five (2:5).

IV. Net Capital Reserve Requirement Under Section 15c3-3:

No schedule of net capital reserve requirement calculation has been included in this report since the Company has not yet engaged in any sales or brokering activities (through the date of this report) which would require maintenance of a special reserve bank account for the exclusive benefit of customers and the possession of control of any customer paid and excess margin securities.

V. Reconciliation of Audit Computation of Net Capital and Broker's Corresponding Unaudited Focus Report Part II Computation at December 31, 2004:

Description of Net Capital Item	Amount Per Focus Report	Adjustments DR	Adjustments CR	Audit Report
Cash Accounts	$ 5,055.00	475.00		5,530.00
Commission Trade Receivables	17,927.00		812.00	17,115.00
Furniture and Fixture Costs (Non-Allowable Assets)	18.00	762.00		780.00
Securities (after haircuts)	30,042.00	437.00		30,479.00
Accounts Payable and Accrued Liabilities	(11,890.00)		3,728.00	(15,618.00)
Totals @ 12/31/04 (excluding non-allowable assets)	$ 41,134.00	912.00	4,540.00	37,506.00

Note: The major reconciling differences above appear to be: (1) a decrease of eight hundred twelve ($812.00) in the commissions receivable account to make it correspond with the actual receipts in January of 2006, 2) an increase of three thousand seven hundred twenty-eight dollars ($3728.00) in accounts payable for adjustment in accruals to actual amounts at December 31, 2005 (primarily for accrued service fees and for additional commissions owed to several of the registered representatives); and (3) a correction to the investment account of four hundred thirty-seven dollars ($437.00) to reflect actual market value per the clearinghouse statements at December 31, 2005.

VI. Retirement Plan For The Sole Shareholder:

No recognition of the owners' self employed retirement plan assets has been made on the accompanying statements, since the retirement plan holdings are not considered to be assets of Elish and Elish, Inc. for financial statement presentation purposes.

Additionally, the business does not anticipate making any contribution into the owner's plan for 2005, and therefore, no liability for such a payment has been accrued on the financial statements as of December 31, 2005.

VII. Economic Concentration of Business:

At this point in time, the business of Elish and Elish, Inc. derives most of its revenues from the southern suburbs of Pittsburgh, Pennsylvania, which continue to experience much of the same economic conditions as the rest of the country going into the 2006 calendar year. The use of additional registered representatives to expand the customer base has increased overall revenues somewhat, and is expected to have a more significant impact as the market continues to recover. The results of future marketing efforts, however, cannot be predicted with any certainty at this date.

VIII. Litigation Update:

During the final quarter of calendar year 2000, the Company was named as a co-defendant in a liability suit filed by an individual investor, who claims to have been misled in the purchase of certain insurance related products from an agent in the employ of one of Elish and Elish, Inc.'s registered representatives.

While the agent named in the suit did indeed work for the Company's registered representative, it was through an entirely separate business maintained by that particular representative, which business had never had any connection with Elish and Elish Inc. While the Company had, for the past three (3) years, processed trades for its registered representative (as an individual), it had never been contractually involved with any other subsidiary business of this representative and had never assisted in the processing of trades for any other agent.

Accordingly, during this period of time from December of 2000 through December 31, 2002, the Company's legal counsel had continued to express the opinion that the possibility of any adverse decision in this case was remote, and that a summary judgment removing this defendant from the case entirely would most likely be issued once the trial actually began in 2003 (the trial had previously been delayed as a result of the bankruptcy of one of the other defendants). As a result, no liability other than that for ongoing legal fees had previously been accrued for the eventual settlement of this case.

In January of 2003, the Company had learned that the other co-defendants in this case had decided to settle with the plaintiff rather than go to trial, which left the Company as the only remaining defendant in this case. While the Company lawyer still had believed that the probability of an adverse decision was remote, because of the removal of the other defendants from the case, the possibility of a summary judgment to excuse Elish and Elish Inc. was now unlikely, leaving the firm to face additional legal costs in the amount of approximately ten thousand dollars ($10,000.00) should the case proceed to a full trial.

At that point, as a direct result of these actions subsequent to December 31, 2002, the firm itself also had decided to settle with the plaintiff, and the owner had written a personal check on behalf of the Company in the amount of eight thousand one hundred twenty-five dollars ($8,125.00) in full settlement of the case in February of 2003. This amount, in addition to other legal expenses of three thousand two hundred dollars ($3,200.00) paid directly during 2003 by the sole shareholder, had been shown at that time as an owner contribution in the equity section of the statement of financial condition, and the owner had indicated in his corporate minutes that he would not be requesting a repayment of that amount so as to bolster the firm's net capital status from that point forward.

Moreover, as a result of the payments mentioned above as well as certain other expenses still to be reimbursed to the shareholder through accounts payable, the shareholder-owner had taken one additional step in 2003 to improve the Company's net capital situation, namely the formal subordination of ten thousand dollars ($10,000.00) of personal municipal bonds, previously held as collateral at the Company's clearinghouse but never officially recognized until then as a loan to Elish and Elish, Inc.

With the loan formalization and the aforementioned direct contribution of an additional eleven thousand three hundred twenty-five dollars ($11,325.00) to the Company, management had felt that, as of the date of the 2003 report, these moves would help to bolster the Company's net capital situation and allow it to keep within technical compliance for a fully disclosed broker dealer.

As reported in an earlier note, this situation had improved further in 2004, with the agreement of the shareholder to relinquish his claim for reimbursement of sixty four hundred dollars ($6,400.00) of remaining legal expenses owed to him as a result of his earlier personal payments of such bills on behalf of the corporation . Such monies have continued to be reflected as an addition to the firm's paid in capital account, with the understanding that no repayment of this amount will be requested in the foreseeable future.

IX. Subsequent Events:

As of the beginning of 2006, the Companying has made a decision to terminate dealings with its previous clearinghouse, and to enter into a new long term agreement with another clearinghouse whose principal offices are located in Florida. The process of winding down any old business and converting customer accounts to the new clearinghouse is anticipated to take several months, over which time period, the Company will need to maintain minimum deposits with both clearinghouses.

At this point in time, the Company has sufficient investment funds held at the old clearinghouse to enable it to start removing certain municipal bonds in the name of the President and his wife, which bonds had grown to a level in excess of the ten thousand dollars ($10,000.00) portion being treated as a subordinated loan to Elish and Elish.

However, in order to accommodate the immediate needs of the new clearinghouse and to meet its ongoing deposit requirements, the President of the Company has loaned to Elish and Elish Inc an additional ten thousand dollars ($10,000.00) to now be used for such purposes. The President of the Company believes that this additional loan (when considered in conjunction with the new investment account asset) will not jeopardize the Corporation's net capital nor its debt to capital ratio computations, and he expects to have this loan paid back to him once the clearinghouse transfer process has been fully completed.